SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

______________

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. )

United Online, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

911268209

(CUSIP Number)

BRYANT R. RILEY

B. RILEY & CO., LLC

11100 Santa Monica Blvd., Suite 800

Los Angeles, CA 90025

(310) 966-1444

STEVE WOLOSKY, ESQ.

OLSHAN FROME WOLOSKY LLP

Park Avenue Tower

65 East 55th Street

New York, New York 10022

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 4, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

CUSIP No. 911268209	13D	Page 2 of 15 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BRC Partners Opportunity Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 597,653
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 597,653
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 597,653
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 911268209	13D	Page 3 of 15 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) B. Riley Diversified Equity Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 21,203
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 21,203
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,203
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON* IV

CUSIP No. 911268209	13D	Page 4 of 15 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) B. Riley Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 629,992
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 629,992
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 629,992
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%
14	TYPE OF REPORTING PERSON* IA

CUSIP No. 911268209	13D	Page 5 of 15 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) B. Riley & Co., LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 539,608
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 539,608
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 539,608
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%
14	TYPE OF REPORTING PERSON* BD

CUSIP No. 911268209	13D	Page 6 of 15 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bryant R. Riley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,750
	8	SHARED VOTING POWER 1,169,600
	9	SOLE DISPOSITIVE POWER 2,750
	10	SHARED DISPOSITIVE POWER 1,169,600
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,172,350
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 911268209	13D	Page 7 of 15 Pages

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1. Security and Issuer.

This statement relates to the common stock, par value $0.0001 per share (the “Shares”), of United Online, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 21255 Burbank Boulevard, Suite 400, Woodland Hills, California 91367.

Item 2. Identity and Background.

(a) This statement is filed by BRC Partners Opportunity Fund, LP, a Delaware limited partnership (“BPOF”), B. Riley Diversified Equity Fund, a series of the World Funds Trust, a Delaware statutory trust (the “Mutual Fund”), B. Riley Capital Management, LLC, a New York limited liability company (“BRCM”), B. Riley & Co., LLC, a Delaware limited liability company (“BRC”), and Bryant R. Riley (“Mr. Riley”). Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

BRCM serves as the investment manager and general partner of BPOF, and as the investment advisor to the Mutual Fund and of certain separately managed accounts (the “Separately Managed Accounts”). Mr. Riley serves as the Portfolio Manager of BPOF, the Chief Executive Officer of BRCM and the Chairman of BRC. By virtue of these relationships, each of BRCM and Mr. Riley may be deemed to beneficially own the Shares owned directly by BPOF, the Mutual Fund and held in the Separately Managed Accounts, and Mr. Riley may also be deemed to beneficially own the Shares owned directly by BRC.

(b) The address of the principal office of each of BPOF, the Mutual Fund, BRCM, BRC and Mr. Riley is 11100 Santa Monica Blvd. Suite 800, Los Angeles, CA 90025.

(c) The principal business of BPOF is investing in securities. The principal business of the Mutual Fund is investing in securities. The principal business of BRCM is acting as a registered investment advisor and serving as the investment manager and general partner of BPOF, and as the investment advisor to the Mutual Fund, the Separately Managed Accounts and other clients. The principal business of BRC is acting as a brokerage firm. The principal occupation of Mr. Riley is serving as the Portfolio Manager of BPOF, the Chief Executive Officer of BRCM, the Chairman of BRC and the Chief Executive Officer of B. Riley Financial, Inc., the parent company of BRCM and BRC.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 911268209	13D	Page 8 of 15 Pages

(f) BPOF and BRC are organized under the laws of the State of Delaware. The Mutual Fund is a series of the World Funds Trust, a Delaware statutory trust. BRCM is organized under the laws of the State of New York. Mr. Riley is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 597,653 Shares owned directly by BPOF is approximately $7,250,535, excluding brokerage commissions. Such Shares were acquired with the working capital of BPOF.

The aggregate purchase price of the 21,203 Shares owned directly by the Mutual Fund is approximately $286,101, excluding brokerage commissions. Such Shares were acquired with the working capital of the Mutual Fund.

The aggregate purchase price of the 11,136 Shares held in the Separately Managed Accounts is approximately, $150,360, excluding brokerage commissions. Such Shares were acquired with the working capital of the Separately Managed Accounts.

The aggregate purchase price of the 539,608 Shares owned directly by BRC is approximately $5,685,939, excluding brokerage commissions. Such Shares were acquired with the working capital of BRC.

The aggregate purchase price of the 2,750 Shares owned directly by Mr. Riley is approximately $45,009, excluding brokerage commissions. Such Shares were acquired with Mr. Riley’s personal funds.

From time to time, BPOF, BRCM, BRC, and Mr. Riley may effect purchases of securities through margin accounts, and may be extended margin credit as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations and stock exchange rules. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4. Purpose of Transaction.

On November 16, 2015, the Reporting Persons delivered a letter to the Issuer’s Board of Directors (the “Board”) offering to enter into a negotiated transaction with the Board to acquire all of the outstanding Shares of the Issuer for $12.50 per Share, representing a 21% premium to the Issuer’s previous closing stock price. A copy of the letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

CUSIP No. 911268209	13D	Page 9 of 15 Pages

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein. The Reporting Persons intend to review their respective investments in the Issuer on a periodic basis and may from time to time engage in discussions with management and the Board of the Issuer, stockholders of the Issuer, and others concerning, among other things, the business, operations and future plans of the Issuer, and the Reporting Persons’ investment in the Issuer. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the securities of the Issuer, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their respective investments in the Issuer as they deem appropriate including, without limitation, making proposals concerning strategic alternatives, changes to the capital allocation, capitalization, ownership structure, Board structure (including Board composition) or operations of the Issuer, purchasing additional securities of the Issuer, selling some or all of their securities of the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the securities of the Issuer, or changing their intention with respect to any and all matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer.

(a) The aggregate percentage of Shares reported owned by each person named herein is based upon 14,818,359 Shares outstanding as of October 30, 2015, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2015.

As of the close of business on November 13, 2015, BPOF beneficially owned directly 597,653 Shares, the Mutual Fund beneficially owned directly 21,203 Shares, 11,136 Shares were held in the Separately Managed Accounts, BRC beneficially owned directly 539,608 Shares and Mr. Riley beneficially owned directly 2,750 Shares, constituting approximately 4%, less than 1%, less than 1%, approximately 3.6% and less than 1%, respectively, of the Shares outstanding.

BRCM, as the investment manager and general partner of BPOF and the investment advisor to the Mutual Fund and the Separately Managed Accounts, may be deemed to beneficially own the 629,992 Shares directly beneficially owned in the aggregate by BPOF, the Mutual Fund and held in the Separately Managed Accounts, constituting approximately 4.3% of the Shares outstanding.

Mr. Riley, as the Portfolio Manager of BPOF, the Chief Executive Officer of BRCM and the Chairman of BRC, may be deemed to beneficially own the 1,169,600 Shares beneficially owned in the aggregate by BPOF, BRCM and BRC, which, together with the Shares he directly beneficially owns, constitutes an aggregate of 1,172,350, constituting approximately 7.9% of the Shares outstanding.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the securities of the Issuer owned by the other Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(b) Each of BPOF, BRCM and Mr. Riley have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares beneficially owned directly by BPOF.

Each of the Mutual Fund, BRCM and Mr. Riley have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares beneficially owned directly by the Mutual Fund.

CUSIP No. 911268209	13D	Page 10 of 15 Pages

Each of BRCM and Mr. Riley have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares held in the Separately Managed Accounts.

Each of BRC and Mr. Riley have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares beneficially owned directly by BRC.

Mr. Riley has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares beneficially owned directly by him.

(c) Schedule A annexed hereto lists all transactions in the Shares by the Reporting Persons during the past 60 days. All of such transactions were effected in the open market, except as otherwise noted.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On November 16, 2015 each of the Reporting Persons entered into a Joint Filing Agreement (the “Joint Filing Agreement”) in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached as exhibit 99.2 hereto and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	Letter to the Board of Directors, dated November 16, 2015.

99.2	Joint Filing Agreement by and among BRC Partners Opportunity Fund, LP, B. Riley Diversified Equity Fund, B. Riley Capital Management, LLC, B. Riley & Co., LLC and Bryant R. Riley, dated November 16, 2015.

CUSIP No. 911268209	13D	Page 11 of 15 Pages

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 16, 2015

BRC PARTNERS OPPORTUNITY FUND, LP

By:	B. Riley Capital Management, LLC, its General Partner

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chief Executive Officer
B. RILEY DIVERSIFIED EQUITY FUND

By:	B. Riley Capital Management, LLC, its Investment Advisor

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chief Executive Officer

B. RILEY CAPITAL MANAGEMENT, LLC

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chief Executive Officer

B. RILEY & CO., LLC

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chairman

/s/ Bryant R. Riley
BRYANT R. RILEY

CUSIP No. 911268209	13D	Page 12 of 15 Pages

SCHEDULE A

Transactions in the Shares During the Past 60 Days

Shares of Common Stock Purchased/ (Sold)	Price Per Share($)	Date of Purchase/ Sale

BRC PARTNERS OPPORTUNITY FUND, LP

12,500	10.4689	9/23/2015
700	10.4643	9/24/2015
1,700	10.4935	9/25/2015
3,800	9.8951	9/30/2015
5,599	9.9000	10/1/2015
601	9.8900	10/2/2015
15,000	10.6599	10/6/2015
9,265	10.7949	10/8/2015
5,589	10.7370	10/9/2015
15,800	10.9912	10/15/2015
100	11.2500	10/22/2015
150,000	10.6218	11/4/2015
77,433	10.2935	11/12/2015
22,567	10.2355	11/13/2015

B. RILEY DIVERSIFIED EQUITY FUND

2,500	10.2543	9/25/2015
(840)	10.1200	9/29/2015
(7,000)	9.9196	9/30/2015
(5,000)	10.0002	10/1/2015
3,000	10.6277	10/6/2015
(1,000)	11.8500	10/28/2015
3,000	11.4763	11/2/2015
2,000	10.4500	11/4/2015

B. RILEY CAPITAL MANAGEMENT, LLC

1,000	10.2543	9/25/2015
620	9.6923	10/2/2015
700	10.2858	10/5/2015
316	11.5168	10/21/2015
470	11.7000	10/28/2015
(400)	11.4800	11/2/2015
50	11.6700	11/3/2015
550	10.3100	11/9/2015

CUSIP No. 911268209	13D	Page 13 of 15 Pages

B. RILEY & CO., LLC

18,599	10.4940	9/21/2015
19,662	10.4142	9/22/2015
9,708	11.5752	10/22/2015
500	11.5960	10/23/2015
30,282	11.5647	10/27/2015
800	11.5000	10/29/2015
500	11.5000	10/30/2015
19,949	11.4992	11/2/2015
2,000	11.2500	11/3/2015
130,111	10.6251	11/4/2015
47,305	10.2531	11/9/2015
98	10.2300	11/10/2015
100,000	10.3448	11/11/2015
100,000	10.2911	11/12/2015
60,094	10.2959	11/13/2015

BRYANT R. RILEY

NONE